KCI KONECRANES

FILE 82-4297

Administration and Communications
Liisa Siren
Tel. +358-20 427 2016
Fax +358-20 427 2103
Email: liisa.siren@kcigroup.com

6 November, 2002

02060425

re Rule 12 g3-2(b)

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED NOV 13 2002 WASH. D.C. 180 SECTION

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes International Plc (the "Company"). We hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company on 6 November, 2002.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Very truly yours,

f/m Franciska Janzon
Investor Relations Manager

Liisa Siren
Liisa Siren
secretary

dlw 12/10

Group Communications and Investor Relations
Franciska Janzon

6 November, 2002
11.00 a.m.

KCI KONECRANES INTO JAPAN

KCI Konecranes and Meidensha Corporation of Japan (the Sumitomo sphere) have agreed to become Joint Venture partners in Japan. Meidensha will own 51 % and KCI Konecranes 49 % of Meiden Hoist System Company Ltd (currently 100% owned by Meidensha). Meiden Hoist System will continue its hoist and crane operations and will start using KCI Konecranes' CXT hoist technology under license.

This agreement marks a historical event within the crane market. Japan represents one of the largest, if not the largest, hoist and crane market in the world. The electric wire rope hoist market alone is currently estimated to be approx. 15.000 units. As KCI Konecranes is active in most major markets globally, it has a strong interest in establishing itself in Japan.

Since the launch of "Meiden Hoist" in 1937, the first hoist produced in Japan, Meidensha has been the pioneer of the industry. Meidensha thoroughly evaluated KCI Konecranes' technology and believes the technology will excel in the Japanese marketplace in terms of competitiveness and superior performance.

The alliance will reinforce the competitiveness of Meiden Hoist System Co Ltd. With a 10 % share of the electric wire rope hoist market in Japan and sales of approx. 2 billion Yen (~ 17 million Euro), Meiden Hoist System has an excellent foothold for further expansion. KCI Konecranes' world class CXT hoist technology provides competitive product features to support this market strategy. The CXT technology complies with local design and engineering criteria focusing on compact and high-tech solutions. The products will be sold and manufactured in Japan under the brand name "MEIDEN".

"Meiden being the most well-known and the oldest hoist brand in Japan and KCI Konecranes being the world leader in advanced hoisting technology the combination of the two will create a strong and paramount player in the domestic Japanese market", conclude Mr. Kataoka, President of Meidensha Corporation and Mr. Gustavson, President of the KCI Konecranes Group.

KCI Konecranes has a further call option for 16% of the Joint Venture's shares, exercisable before March 31, 2008.

The Development Bank of Japan worked as an advisor on this transaction.

Group Communications and Investor Relations
Franciska Janzon

6 November, 2002
11.00 a.m.

Meidensha Corporation, headquartered in Tokyo, Japan is a heavy electric machinery manufacturer. The company has four business Groups – Energy, Environment, Info and Communications and Industrial Systems. Meidensha has annual sales of Yen 200 billion and over 7600 employees. The company is listed on the Tokyo Stock Exchange. For further information please visit the Meidensha web site at: www.meidensha.co.jp.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. In 2001, Group sales totalled EUR 756 million with over 4400 employees in 34 countries all over the world.

For further information, please contact:

KCI Konecranes International Plc

Matti Ruotsala, Chief Operating Officer,
Tel. +81-907 838 8604 or +358-20 427 2007

Teuvo Rintamäki, Chief Financial Officer,
Tel. +358-20 427 2040

KONECRANES

Group Communications and Investor Relations
Franciska Janzon

6 November, 2002
2.00 p.m.

KCI KONECRANES FINANCIAL CALENDAR 2003

All events are indicated in Finnish time (CET + 1).

2002 Full Year Results	11 February, 10.00 a.m. (Annual report 2002, week 9)
Record date for the AGM	24 February
Notice of participation in the AGM	3 March (no later than)
Annual General Meeting	6 March
First quarter results	6 May, 10.00 a.m.
Second quarter results	7 August, 10.00 a.m.
Third quarter results	30 October, 10.00 a.m.

Analyst briefing – On the day of the results publication we will host an analyst and press briefing **at 12.00 noon in Helsinki** (address: World Trade Center, Marski Hall, Aleksanterinkatu 17, 00100 Helsinki, Finland). A briefing will also be held in **London**, UK, on a separate date published in our calendar on the Internet.

International teleconference – On the day of the results publication we will arrange an international teleconference **at 4.00 p.m.** The dial in number is **+44-(0)20 8401 1043**. Please call in at 3.50 p.m. A Replay is available 48 h at +44-(0)20 8288 4459, code: 976622.

Annual General Meeting – The AGM 2003 will be held at Group headquarters (address: Koneenkatu 8, 05830 Hyvinkää, Finland).

www.kcigroup.com – All reports and graphics including an audio recording of the President and CEO's presentations at the AGM and at the teleconferences are available on the Internet.

For further information, please contact:
Franciska Janzon, IR Manager, Tel. +358-20 427 2043